SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2015

Commission File Number 0-28800

_____

DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2015, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated September 1, 2015, entitled "REPORT TO SHAREHOLDERS FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2015".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 1, 2015

By: /s/ Themba Gwebu
  Name: Themba Gwebu
  Title: Company Secretary

Exhibit 99.1

REPORT TO SHAREHOLDERS
FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2015



GROUP RESULTS: KEY FEATURES

Q4 FY2015 VS Q3 FY2015
- Gold production up **9%** to 40 253oz
- All-in sustaining costs down **11%** to US$987/oz
- Operating profit up **26%** to R122.6 million
- Cash balance up **13%** to R324.4 million

FY2015 VS FY2014
- Gold production up **13%** to 150 145oz
- All-in sustaining costs down **7%** to US$1 118/oz
- Operating profit up **48%** to R384.3 million
- Cash balance up **55%** to R324.4 million

Group		Quarter 30 Jun 2015	Quarter 31 Mar 2015	% change	Quarter 30 Jun 2014	12 months to 30 Jun 2015	12 months to 30 Jun 2014	% change
Gold production	oz	**40 253**	36 877	9	34 143	**150 145**	132 909	13
	kg	**1 252**	1 147	9	1 062	**4 670**	4 134	13
Gold sold	oz	**38 806**	36 877	5	32 857	**149 984**	134 420	12
	kg	**1 207**	1 147	5	1 022	**4 665**	4 181	12
Cash operating costs	US$ per oz	**954**	1 009	(5)	1 120	**1 013**	1 118	(9)
	R per kg	**371 089**	380 548	(2)	379 039	**372 932**	372 671	–
All-in sustaining costs	US$ per oz	**987**	1 112	(11)	999	**1 118**	1 205	(7)
	R per kg	**385 579**	420 195	(8)	339 315	**411 548**	401 691	2
Average gold price received	US$ per oz	**1 194**	1 224	(2)	1 293	**1 226**	1 298	(6)
	R per kg	**464 170**	461 683	1	437 770	**451 297**	432 775	4
Operating profit	R million	**122.6**	97.6	26	52.6	**384.3**	260.0	48
Operating margin	%	**21.9**	18.4	19	11.8	**18.3**	14.4	27
All-in sustaining costs margin	%	**13.8**	9.0	53	19.6	**8.7**	8.3	5
EBITDA #	R million	**106.6**	72.4	47	114.1	**296.1**	204.0	45
Headline earnings	R million	**30.4**	9.2	230	37.4	**38.7**	0.7	–
	R cents per share	**7**	2	250	10	**10**	*	–

* Less than 1 cent

EBITDA refers to earnings before interest, tax, depreciation, amortisation and impairments of subsidiaries and includes attributable share of earnings before interest, tax, depreciation, amortisation and impairment of equity accounted investments

Rounding of figures may result in computational discrepancies.

SHAREHOLDERS INFORMATION
Issued capital
430 883 767 ordinary no par value shares
6 155 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 431 651 117

(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("DRDGOLD" or "the company" or "the group")

MARKET CAPITALISATION	
As at 30 Jun 2015 (Rm)	1 008.3
As at 30 Jun 2015 (US$m)	79.7
As at 31 Mar 2015 (Rm)	817.0
As at 31 Mar 2015 (US$m)	66.7

STOCK TRADED	JSE	NYSE*
Average volume for the quarter per day ('000)	328	614
% of issued stock traded (annualised)	20	37
Price • High	R2.60	$0.206
• Low	R2.02	$0.155
• Close	R2.34	$0.185

* This data represents per share data and not ADS data – one ADS reflects 10 ordinary shares

DEAR SHAREHOLDER

Our very satisfactory results for the quarter and year ended 30 June 2015 reflect periods of challenges both tackled and successfully resolved, and of 'things coming together' as planned.

Specifically:

- work to integrate the new flotation/fine-grind (FFG) circuit with the older carbon-in-leach (CIL) circuits at Ergo's Brakpan plant was rewarded with an increasingly stable operational environment during the year, and delivery of performance from the FFG circuit within the parameters of what we had anticipated at the outset;
- we weathered, quite literally, the impact of extraordinarily heavy 2014 summer rainfall on our reclamation activities, and have taken measures at the reclamation sites to ensure we can better manage possible recurrences going forward;
- we agreed with power utility Eskom an arrangement to better deal with the vicissitudes of its load-shedding. Internally, we developed our own system that provides constant monitoring of power consumption across the whole of our operating footprint and are able, when alerted by Eskom, to reduce our power consumption by switching off non-essential equipment. The *quid pro quo* is that Eskom keeps our power on, so we can maintain an acceptable level of operation.
- In line with our stated intentions at the end of last quarter, we have worked on and all but completed:
  - a full overhaul of our asset management system to avoid unnecessary interruptions to production due to breakdowns, and institution of co-ordinated maintenance over the entire circuit;
  - refurbishment of the remaining five CIL tanks at Ergo. This will raise the plant's volume capacity by approximately 300 000t per month to 2.1Mt per month;
  - commissioning of the new Van Dyk and 4A6 reclamation sites;
  - construction of the Rondebult water plant and pipeline to supplement water supply to our operations from the Rondebult sewage farm; and
  - conversion of the high-grade carbon-in-pulp (CIP) circuit to CIL, in order to optimise leaching and adsorption in the high-grade circuit.

With regard to our Domestic Medium Term Note ("DMTN") Programme, in terms of which we can issue notes from time to time, on 7 April 2015 we settled R53 million of the R75.5 million unsecured notes outstanding at 31 March 2015, in line with our previously communicated intention to seek early redemption of these unsecured notes. The remaining unsecured notes outstanding at 30 June 2015 were redeemed on 3 July 2015.

CORPORATE ACTIVITY

During the year ended 30 June 2015 the roll-up of the non-controlling interest of our BEE partners, Khumo Gold SPV Proprietary Limited ("Khumo") and the DRDSA Empowerment Trust ("the Trust") was finalised, and the 26% stake they held were transferred to DRDGOLD against the issuance of 45.5 million consideration shares and R0.9 million cash. The former non-controlling interest in our financial statements are hence something of the past.

Q4 FY2015 VS Q3 FY2015

OPERATIONAL REVIEW

Gold production increased by 9% to 40 253oz, reflecting a 9% rise in throughput to 6 333 000t.

Key reasons for the higher volume treated were threefold: improved availability of reclamation infrastructure resulting from virtual completion of the asset maintenance system overhaul referred to above; the positive impact on reclamation of winter's drier weather conditions; and the start of reclamation from the 4A6 dump to replace reclamation from the depleted Cason dump.

Yield was virtually unchanged at 0.198g/t, reflecting the continued stable performance of the FFG circuit.

Gold sold was 5% higher at 38 806oz, in line with higher gold production.

Cash operating costs were 2% lower at R371 089/kg due to the rise in gold production and notwithstanding the R11 million impact of power utility Eskom's winter tariff on electricity costs. All-in sustaining costs (AISC) declined by 8% to R385 579/kg, again due to higher gold production and in spite of a 49% rise in capital expenditure to R36.8 million.

Capital expenditure was directed towards infrastructure upgrades forming part of the afore-mentioned asset maintenance system overhaul; completion of the Rondebult sewage water treatment plant and associated pipeline; refurbishment of the Brakpan plant's five remaining CIL tanks; and preparation and commissioning of the Van Dyk dump reclamation site.

FINANCIAL REVIEW

Revenue rose by 6% to R560.3 million due to higher gold production, sales and a slightly higher Rand gold price received of R464 170/kg. After accounting for total cash operating costs, 6% higher at R464.6 million, operating profit was 26% higher at R122.6 million.

The operating margin increased from 18.4% to 21.9% due mainly to higher gold production and this, notwithstanding higher capex, contributed to a rise in the AISC margin from 9.0% to 13.8%.

Earnings before interest, taxes, depreciation and amortisation (EBITDA) rose to R106.6 million from R72.4 million, reflecting higher operating profit and R2.2 million profit realised on the disposal of redundant property, plant and equipment during the quarter.

Headline earnings increased to R30.4 million from R9.2 million, equivalent to 7 South African (SA) cents compared with 2 SA cents.

The cash balance rose by 13% to R324.4 million. This includes R14.3 million in the form of guarantees and R11.4 million held in escrow, pending resolution of a dispute with Ekurhuleni Metropolitan Municipality regarding surcharges on top of Eskom charges for the supply of electricity from Eskom.

FY2015 VS FY2014

OPERATIONAL REVIEW

While throughput was down slightly to 23 750 000t – a consequence of heavy summer rainfall in the second quarter and load-shedding in the second and third quarters – yield increased by 14% to 0.197g/t, reflecting a sharp turnaround in the performance of the Ergo plant. Consequently, gold production rose by 13% to 150 145oz. Gold sold was 12% higher at 149 984oz.

Cash operating costs were stable at R372 932/kg. Increased gold production helped to offset the cost of running all three streams of the float circuit and of general inflationary increases averaging 7.4% year-on-year. AISC increased by 2% to R411 548/kg, a consequence of a 65% increase in sustaining capital expenditure to R113.3 million, and a reduction in the decrease in provision for environmental provision from R86.6 million to R20.4 million, offset by higher gold production. Non-sustaining capital expenditure decreased to almost zero from R91.8 million in the prior year, reflecting completion of the FFG circuit.

FINANCIAL REVIEW

Higher gold production and sales, and a higher average Rand gold price received, resulted in a 16% increase in revenue to R2 105.3 million. Operating profit was up 48% to R384.3 million, after accounting for total cash operating costs, 13% higher at R1 741.6 million.

The operating margin improved from 14.4% to 18.3% due mainly to higher gold production. This, in spite of higher sustaining capex, strengthened the AISC margin from 8.3% to 8.7%.

EBITDA increased by 45% to R296.1 million, a reflection mainly of the improvement in operating profit and profit on the disposal of redundant property, plant and equipment.

Headline earnings increased substantially from R0.7 million to R38.7 million, equivalent to 10 SA cents per share compared with 0 SA cents per share.

RESERVES AND RESOURCES

DRDGOLD's total attributable mineral reserves were 22% higher at 1.86 million ounces in 2015, while total attributable mineral resources were 37% higher at 50.73 million ounces. These increases are mainly as a result of the acquisition of the non-controlling interest in Ergo Mining Operations Proprietary Limited ("EMO").

The FY2015 reserve and resource information was prepared in compliance with the South African Code for Reporting Exploration Results, Mineral resource and Mineral reserves (SAMREC) by DRDGOLD's designated competent person, Mr GJ Viljoen.

SUSTAINABLE DEVELOPMENT

Our work over recent years to develop what was essentially Ergo's old training centre into the Ergo Business Development Academy (EBDA) has been enormously successful and thus, gratifying. In the current 2015 academic year, some 595 scholars from six East and West Rand schools are enrolled at EBDA for additional mathematics and science classes. A total of 81 new community learners are enrolled for various NATED courses and an additional 53 for National Certificate courses. A total of 56 community learners from previous years' intakes graduated during 2014 with full trade test qualifications and entered the job market. Now it is time for us to put EBDA – a commercially viable entity – into the hands of a representative trust and steps to do this are well advanced.

Also on the education front, as part of our Social and Labour Plan commitment, we have funded the construction of a R1.6 million administration block at the Palesa Primary School in Soweto. This was completed and handed over earlier this year.

A logical extension to our focus on education in the communities that share our footprint is local economic development and in this area we have recently launched two new projects – a R6.9 million, three-year, broad-based agricultural livelihood project on the East Rand and the R2.1 million, two-year Kapono Ke Matla sewing project, in Meadowlands, Soweto.

Our total environmental management spend for FY2015 was R40.7 million. Dust monitoring and containment continued to be a primary focus. For the year ended 30 June 2015, we achieved good results with 31 exceedances of 1 500 measurements (2%).

We attribute this in no small part to our assiduous vegetation programme – in FY2015, we vegetated a total of 34ha at the Crown complex. We are on track to complete the vegetation programme at Crown in 2022. This could be accelerated if additional water is secured. Another key contributor is the land we clear for redevelopment – in FY2015, the NNR cleared 194ha for alternative use. The removal of these sites from the mining area by the DMR, so that they can be developed, is now in progress.

In 2015, through development of the Rondebult water plant and pipeline, we have sought to reduce our dependence on potable and natural water for our operations by treating and using sewage water. Having invested some R22 million in the necessary infrastructure, we now look forward to the local utilities positioning themselves to enable us to extract in excess of 10 megalitres of water for treatment and reuse.

DIVIDEND

The DRDGOLD board has declared a final dividend of 10 South African (SA) cents per ordinary share for the year ended 30 June 2015 as follows:

- the dividend has been declared out of income reserves;
- the local Dividends Tax rate is 15% (fifteen per cent);
- the gross local dividend amount is 10 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
- the net local dividend amount is 8.5 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
- DRDGOLD currently has 430 883 767 ordinary shares in issue (which includes 6 155 559 treasury shares); and
- DRDGOLD's income tax reference number is 9160/013/60/4.

In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

- Last date to trade ordinary shares cum dividend 2 October 2015
- Ordinary shares trade ex dividend 5 October 2015
- Record date 9 October 2015
- Payment date 12 October 2015

On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to the shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of Strate, between 5 and 9 October 2015, both days inclusive, no transfers between SA and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom registers will be 12 October 2015.

To holders of American Depositary Shares:

- Each American Depositary Share ("ADS") represents 10 ordinary shares:
- ADSs trade ex dividend on NYSE 7 October 2015
- Record date 9 October 2015
- Approximate date of currency conversion 19 October 2015
- Approximate payment date of dividend 19 October 2015

Assuming an exchange rate of R13/$1, the dividend payable on an ADS is equivalent to 6.5 US cents for shareholders liable to pay the dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

For as long as market conditions remain favourable, we may buy back shares.

LOOKING AHEAD

FY2015 was a year of many challenges. While not all were of our making, we dealt with them all head-on. The conversion of the high grade section to CIL is now completed, as is the upgrade to the low grade CIL to increase its volume capacity by 300 000 tonnes a month. We will now work to fully integrate these two circuits in order to further optimise our operating circuit.

Niël Pretorius
Chief Executive Officer
1 September 2015



CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Notes	Quarter 30 Jun 2015 Rm Unaudited	Quarter 31 Mar 2015 Rm Unaudited	Quarter 30 Jun 2014 Rm Unaudited	12 months to 30 Jun 2015 Rm Reviewed	12 months to 30 Jun 2014 Rm Audited
Gold and silver revenue		**560.3**	529.5	447.4	**2 105.3**	1 809.4
Net operating costs		**(437.7)**	(431.9)	(394.8)	**(1 721.0)**	(1 549.4)
Cash operating costs		**(464.6)**	(436.5)	(402.5)	**(1 741.6)**	(1 540.6)
Movement in gold in process		**26.9**	4.6	7.7	**20.6**	(8.8)
Operating profit		**122.6**	97.6	52.6	**384.3**	260.0
Depreciation		**(55.1)**	(49.3)	(38.9)	**(193.3)**	(160.0)
Movement in provision for environmental rehabilitation	8	**26.3**	(1.9)	94.7	**20.4**	86.6
Environmental rehabilitation costs		**(16.9)**	(5.5)	(0.7)	**(31.7)**	(30.0)
Retrenchment costs		**–**	(0.9)	(1.0)	**(7.2)**	(6.7)
Care-and-maintenance costs		**(3.5)**	(3.3)	(3.0)	**(13.8)**	(15.4)
Other operating (expenses)/income		**(2.0)**	0.5	(9.0)	**0.3**	(12.3)
Gross profit from operating activities		**71.4**	37.2	94.7	**159.0**	122.2
Impairments		**1.5**	–	(51.3)	**(7.9)**	(56.6)
Share of losses of equity accounted investments		**–**	–	(0.3)	**–**	(0.3)
Corporate and administration expenses		**(21.0)**	(13.9)	(19.1)	**(67.5)**	(75.9)
Share-based payments		**(1.1)**	(0.3)	(1.4)	**(1.8)**	(3.3)
Profit on disposal of property, plant and equipment		**2.2**	0.1	1.0	**13.1**	1.0
Net finance income/(expense)	2	**22.7**	(7.0)	(4.3)	**1.9**	(24.3)
Profit/(loss) before income tax		**75.7**	16.1	19.3	**96.8**	(37.2)
Income tax		**(15.7)**	(5.1)	(11.4)	**(28.6)**	(17.5)
Net profit/(loss) for the period		**60.0**	11.0	7.9	**68.2**	(54.7)
Attributable to:						
Equity owners of the parent		**60.0**	10.1	(3.8)	**67.8**	(45.8)
Non-controlling interest		**–**	0.9	11.7	**0.4**	(8.9)
		60.0	11.0	7.9	**68.2**	(54.7)
Other comprehensive income						
Fair value adjustment of available-for-sale investments		**1.7**	17.4	(55.4)	**19.1**	(51.6)
Reserves reclassified to profit or loss	2	**(25.8)**	–	–	**(25.8)**	–
Actuarial loss		**(0.5)**	–	–	**(0.5)**	–
Total comprehensive income for the period		**35.4**	28.4	(47.5)	**61.0**	(106.3)
Attributable to:						
Equity owners of the parent		**35.4**	27.5	(57.4)	**60.6**	(95.6)
Non-controlling interest		**–**	0.9	9.9	**0.4**	(10.7)
		35.4	28.4	(47.5)	**61.0**	(106.3)
Reconciliation of headline earnings						
Net profit/(loss)		**60.0**	10.1	(3.8)	**67.8**	(45.8)
Adjusted for:						
– Impairments		**(1.5)**	–	51.3	**7.9**	56.6
– Profit on disposal of property, plant and equipment		**(2.2)**	(0.1)	(1.0)	**(13.1)**	(1.0)
– Fair value adjustment reclassified to profit or loss	2	**(19.9)**	–	–	**(19.9)**	–
– Profit on disposal of equity accounted investments	2	**(5.9)**	–	(2.5)	**(5.9)**	(2.5)
– Share of losses on equity accounted investments (impairments)		**–**	–	0.3	**–**	0.3
– Non-controlling interest in headline earnings adjustment		**–**	(0.8)	(3.6)	**2.0**	(3.6)
– Income tax thereon		**(0.1)**	–	(3.3)	**(0.1)**	(3.3)
Headline earnings		**30.4**	9.2	37.4	**38.7**	0.7
Earnings/(loss) per share – cents		**14**	3	(1)	**17**	(12)
Headline earnings per share – cents		**7**	2	10	**10**	*
Diluted earnings/(loss) per share – cents		**14**	3	(1)	**17**	(12)
Diluted headline earnings per share – cents		**7**	2	10	**10**	*
Calculated on the weighted average ordinary shares issued of:		**421 228 208**	379 228 208	379 228 208	**389 699 441**	379 209 441

Less than 1 cent

The accompanying notes are an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	As at 30 Jun 2015 Rm Reviewed	As at 31 Mar 2015 Rm Unaudited	As at 30 Jun 2014 Rm Audited
Assets				
Non-current assets		**1 894.1**	1 930.2	1 970.3
Property, plant and equipment		**1 698.8**	1 693.4	1 755.5
Non-current Investments and other assets		**5.9**	49.0	36.9
Environmental rehabilitation trust funds and investments		**188.2**	186.3	176.5
Deferred tax asset		**1.2**	1.5	1.4
Current assets		**609.0**	532.5	470.4
Inventories		**168.7**	140.6	147.2
Trade and other receivables		**93.3**	96.7	99.5
Tax receivable		**13.2**	–	5.9
Cash and cash equivalents	3	**324.4**	286.0	208.9
Assets held-for-sale	4	**9.4**	9.2	8.9
Total assets		**2 503.1**	2 462.7	2 440.7
Equity and liabilities				
Equity		**1 529.9**	1 499.4	1 481.2
Equity of the owners of the parent	5	**1 529.9**	1 499.4	1 249.1
Non-controlling interest	5	**–**	–	232.1
Non-current liabilities		**669.5**	635.0	652.0
Loans and borrowings	6	**–**	–	75.5
Finance lease obligation	7	**19.2**	19.8	–
Post-retirement and other employee benefits		**9.2**	8.0	9.3
Provision for environmental rehabilitation	8	**493.3**	484.0	451.2
Deferred tax liability		**147.8**	123.2	116.0
Current liabilities		**303.7**	328.3	307.5
Trade and other payables		**258.4**	224.4	211.8
Post-retirement and other employee benefits		**2.6**	2.2	2.0
Loans and borrowings	6	**23.1**	77.5	73.2
Finance lease obligation	7	**2.0**	1.8	–
Liabilities held-for-sale	4	**17.6**	22.4	20.5
Total liabilities		**973.2**	963.3	959.5
Total equity and liabilities		**2 503.1**	2 462.7	2 440.7

The accompanying notes are an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Notes	Quarter 30 Jun 2015 Rm Unaudited	Quarter 31 Mar 2015 Rm Unaudited	Quarter 30 Jun 2014 Rm Unaudited	12 months to 30 Jun 2015 Rm Reviewed	12 months to 30 Jun 2014 Rm Audited
Balance at the beginning of the period		**1 499.4**	1 471.0	1 528.7	**1 481.2**	1 643.7
Net profit/(loss) attributable to equity owners of the parent		**60.0**	10.1	(3.8)	**67.8**	(45.8)
Net profit/(loss) attributable to non-controlling interest		**–**	0.9	11.7	**0.4**	(8.9)
Acquisition of non-controlling interests	5	**(4.9)**	–	–	**(4.9)**	–
Dividends declared on ordinary share capital		**–**	–	–	**(7.6)**	(53.1)
Fair-value adjustment on available-for-sale investments		**1.7**	17.4	(55.4)	**19.1**	(51.6)
Reserves reclassified to profit or loss	2	**(25.8)**	–	–	**(25.8)**	–
Actuarial losses		**(0.5)**	–	–	**(0.5)**	–
Increase in share-based payment reserve		**–**	–	0.1	**0.2**	0.5
Share Option Scheme buy-out		**–**	–	–	**–**	(2.7)
Treasury shares recognised/acquired		**–**	–	–	**–**	0.2
Other		**–**	–	(0.1)	**–**	(1.1)
Balance at the end of the period		**1 529.9**	1 499.4	1 481.2	**1 529.9**	1 481.2

The accompanying notes are an integral part of the condensed consolidated financial statements.



CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	Quarter 30 Jun 2015 Rm Unaudited	Quarter 31 Mar 2015 Rm Unaudited	Quarter 30 Jun 2014 Rm Unaudited	12 months to 30 Jun 2015 Rm Reviewed	12 months to 30 Jun 2014 Rm Audited
Net cash inflow from operations		**73.8**	72.4	19.3	**283.7**	80.7
Net cash inflow/(outflow) from investing activities		**14.2**	(28.7)	(17.4)	**(37.7)**	(171.9)
Net cash (outflow)/inflow from financing activities		**(49.6)**	–	0.3	**(130.5)**	(76.6)
Loans and other		**(49.6)**	–	0.3	**(122.9)**	(20.8)
Share options acquired		**–**	–	–	**–**	(2.7)
Dividends paid to owners of the parent		**–**	–	–	**(7.6)**	(53.1)
Increase/(decrease) in cash and cash equivalents		**38.4**	43.7	2.2	**115.5**	(167.8)
Opening cash and cash equivalents		**286.0**	242.3	206.7	**208.9**	376.7
Closing cash and cash equivalents		**324.4**	286.0	208.9	**324.4**	208.9
Reconciliation of net cash inflow from operations						
Profit/(loss) before tax		**75.7**	16.1	19.3	**96.8**	(37.2)
Adjusted for:						
Movement in gold in process		**(26.9)**	(4.6)	(7.7)	**(20.6)**	8.8
Depreciation and impairment		**53.6**	49.3	90.2	**201.2**	216.6
Movement in provision for environmental rehabilitation	8	**(26.3)**	1.9	(94.7)	**(20.4)**	(86.6)
Profit on disposal of property, plant and equipment		**(2.2)**	(0.1)	(1.0)	**(13.1)**	(1.0)
Fair value adjustment reclassified to profit or loss	2	**(19.9)**	–	–	**(19.9)**	–
Profit on disposal of equity accounted investee	2	**(5.9)**	–	(2.5)	**(5.9)**	(2.5)
Share of losses of equity accounted investments		**–**	–	0.3	**–**	0.3
Finance expense and unwinding of provisions		**9.8**	9.8	10.5	**39.0**	38.0
Growth in Environmental Trust Funds		**(1.5)**	(1.4)	(1.2)	**(5.6)**	(4.6)
Share-based payments		**1.1**	0.3	1.4	**1.8**	3.3
Other non-cash items		**(6.1)**	0.1	(3.9)	**(8.4)**	(8.8)
Tax paid		**(4.3)**	–	(4.2)	**(3.6)**	(6.2)
Working capital changes		**26.7**	1.0	12.8	**42.4**	(39.4)
Net cash inflow from operations		**73.8**	72.4	19.3	**283.7**	80.7

The accompanying notes are an integral part of the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements.

The condensed consolidated financial statements of DRDGOLD Limited for the year ended 30 June 2015 have been reviewed by Mr J Le Roux of KPMG Inc, the group's auditor. In their review report dated 27 August 2015, which is available for inspection at the Company's Registered Office, KPMG Inc state that their review was conducted in accordance with the International Standard of Review Engagements 2410, Review of Interim Information Performed by the Independent Auditor of the Entity, which applies to a review of consolidated preliminary financial information, and have expressed an unmodified conclusion on the condensed consolidated financial statements.

These condensed consolidated financial statements for the year ended 30 June 2015 have been prepared under the supervision of DRDGOLD's Chief Financial Officer, Mr AJ Davel CA(SA). The condensed consolidated financial statements were authorised for issue by the directors on 27 August 2015.

2. NET FINANCE INCOME / (EXPENSE)

Included in net finance income / (expense) during the quarter and year to date are the following:

- R19.9 million fair value adjustment on available-for-sale investments reclassified to profit or loss on the disposal of the investment in Village Main Reef Limited shares; and
- R5.9 million foreign exchange translation reserve reclassified to profit or loss on the disposal of Chizim.

3. CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents is restricted cash of R14.3 million (31 March 2015: R14.1 million) in the form of guarantees and R11.4 million (31 March 2015: nil) relating to cash held in escrow relating to the electricity dispute with Ekurhuleni Metropolitan Municipality discussed under Note 9.

4. ASSETS AND LIABILITIES HELD-FOR-SALE

In line with the group's strategy to exit underground mining operations, management committed to a plan to sell certain of the underground mining and prospecting rights held by East Rand Proprietary Mines Limited ("ERPM") including the related liabilities during the last quarter of the financial year ended 30 June 2014. These assets and liabilities have been presented as a disposal group held-for-sale from this date due to a sale being expected within 12 months.

While significant progress has been made in the fulfilment of the regulatory approvals required for the completion of this transaction since 30 June 2014, not all of the required approvals have been obtained at 30 June 2015 as a result of circumstances beyond the entity's control. Management has taken timely action and remains confident that the outstanding regulatory approvals will be obtained in due course as it is customary for approvals of this nature to be delayed in excess of a 12 month period from application date.

5. NON-CONTROLLING INTEREST ("NCI")

All the suspensive conditions for DRDGOLD's acquisition of the 20% and 6% interest in the issued share capital of EMO held by Khumo and the Trust, EMO's broad based empowerment shareholders were fulfilled on 26 March 2015. As a result DRDGOLD acquired the remaining 26% of EMO making it a wholly-owned subsidiary of DRDGOLD.

The R4.9 million cash component of the acquisition of NCI consists of the purchase consideration amounting to R0.9 million as well as transaction costs of R4 million. 45 500 000 new ordinary shares in DRDGOLD with a fair value of R96.5 million were issued and listed for the equity component of the purchase consideration, NCI amounting to R232.5 million at this time was derecognised with the balance of these being recognised directly in retained earnings. Other than the R4.9 million described above, the transaction had a zero impact on total equity.

6. LOANS AND BORROWINGS

Included in loans and borrowings is a DMTN Programme under which DRDGOLD can issue notes from time to time.

On 7 April 2015, DRDGOLD settled R53 million of the R75.5 million unsecured notes outstanding as at 31 March 2015 in line with its previously communicated intention to seek the early redemption of these unsecured notes.

The remaining unsecured notes outstanding as at 30 June 2015 amounting to R22.5 million were redeemed on 3 July 2015.

7. FINANCE LEASE OBLIGATION

Backup generators were acquired by way of finance lease during the year.

8. MOVEMENT IN ENVIRONMENTAL PROVISION

The provision for environmental rehabilitation relating to the Ergo operating segment increased by a net amount of R42 million due to:

- the unwinding of the liability amounting to R37.3 million; and
- an increase in the decommissioning liability of R29.7 million mostly attributable to the increase of the capacity of the Brakpan deposition site that was debited to property, plant and equipment.

These increases were partially offset by:

- a decrease in the restoration liability of R15.8 million; mostly attributable to the decrease in the oversized material management expects to rehabilitate; and
- R9 million rehabilitation costs incurred to reduce the rehabilitation liability.

9. CONTINGENT LIABILITY: EKURHULENI METROPOLITAN MUNICIPALITY ELECTRICITY DISPUTE

In December 2014, an application (in the South Gauteng High Court) was filed and served on *inter alia* the Ekurhuleni Metropolitan Municipality ("Municipality") and Eskom Holdings SOC Limited ("Eskom") in terms of which Ergo Mining Proprietary Limited ("ERGO") contends, amongst other things, that the Municipality does not "supply" electricity to ERGO from a "supply main" as contemplated in the Municipality's Electricity By-Laws of 2002. The Municipality is not licensed to supply electricity to ERGO in terms of the Municipality's Temporary Distribution Licence. The Municipality is not entitled to render tax invoices to ERGO for the supply and consumption of electricity from the substation. The Municipality is furthermore not competent to add a surcharge or premium of approximately 40% (forty percent) of the rate at which Eskom ordinarily charges ERGO on its Megaflex rate. ERGO is not indebted to the Municipality for the supply and consumption of electricity and is not obliged to tender payment for any amounts claimed in the invoices rendered by the Municipality in excess of its actual consumption therefore as determined by Eskom on a monthly basis. The Municipality is indebted to ERGO in the amount of approximately R43 million in respect of the surcharges and premiums that were erroneously paid to the Municipality in the bona fide and reasonable belief that the Municipality was competent to suppy electricity to it.

Subsequent to December 2014 up to 30 June 2015, the Municipality has invoiced ERGO for approximately R13.4 million in surcharges of which R11.4 million has been paid into an attorney's trust account at 30 June 2015 pending the final determination of the dispute.

10. SUBSEQUENT EVENTS

There were no significant subsequent events between the quarter end reporting date of 30 June 2015 and the date of issue of these condensed consolidated financial statements other than outlined in Note 6.

ALL-IN SUSTAINING COSTS RECONCILIATION (UNAUDITED)

R million unless specified otherwise	Jun 2015 Qtr	Mar 2015 Qtr	Jun 2015 Ytd
Net operating costs	437.7	431.9	1 721.0
Corporate, administration and other expenses	24.1	13.7	69.0
Rehabilitation and remediation (accretion and amortisation)	(16.6)	11.7	18.5
Capital expenditure (sustaining)	37.5	24.8	113.3
All-in sustaining costs *	482.7	482.1	1 921.8
Retrenchment costs	–	0.9	7.2
Rehabilitation and remediation	16.9	5.5	31.7
Care and maintenance costs	3.5	3.3	13.8
Capital expenditure (non-sustaining)	(0.4)	(0.1)	(3.4)
All-in costs *	502.7	491.7	1 971.1
All-in sustaining costs (R/kg)	385 579	420 195	411 548
All-in sustaining costs (US$/oz)	987	1 112	1 118
All-in costs (R/kg)	401 505	428 591	422 095
All-in costs (US$/oz)	1 029	1 134	1 147

* All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

ERGO KEY OPERATING AND FINANCIAL RESULTS (UNAUDITED)

	Metric/Rand			Imperial/US$		
	Jun 2015 Qtr	Mar 2015 Qtr	Jun 2015 Ytd	Jun 2015 Qtr	Mar 2015 Qtr	Jun 2015 Ytd
Ore milled (000't) (Metric)(Imperial)	6 333	5 826	23 750	6 981	6 422	26 179
Yield (g/t)(oz/t) (Metric)(Imperial)	0.198	0.197	0.197	0.006	0.006	0.006
Gold produced (kg)(oz) (Metric)(Imperial)	1 252	1 147	4 670	40 253	36 877	150 145
Cash operating costs (R/kg)(US$/oz)	371 089	380 548	372 932	954	1 009	1 013
Cash operating costs (R/t)(US$/t)	73	75	73	6	6	6
Gold and Silver revenue (R million)(US$ million)	560.3	529.5	2 105.3	46.3	45.1	183.9
Operating profit (R million)(US$ million)	122.6	97.6	384.3	10.3	8.4	33.6
Profit before tax (R million)(US$ million) *	83.8	23.9	136.6	7.2	2.1	12
Capital expenditure (R million)(US$ million)	37.1	24.7	109.9	3.1	2.1	9.6

\# Note – The group only has one segment – Ergo

* Note – The difference between the profit before tax on the statement of profit or loss and other comprehensive income relates to corporate head office and all other reconciling items





FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2014, which we filed with the United States Securities and Exchange Commission on 31 October 2014 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed and reported on by DRDGOLD's auditors.

RESULTS

The condensed consolidated financial statements of DRDGOLD Limited for the year ended 30 June 2015 are available on the DRDGOLD Limited website as well as at the Company's Registered Office.



DIRECTORS (*British)(**American)
Executives: DJ Pretorius (Chief Executive Officer), AJ Davel (Chief Financial Officer) – appointed 6 January 2015, TJ Meyer (Acting Chief Financial Officer) – appointed 29 July 2014, resigned 31 December 2014, FD van der Westhuizen (Chief Financial Officer) – resigned 18 July 2014
Independent non-executives: GC Campbell* (Non-Executive Chairman), EA Jeneker, J Turk **, JA Holtzhausen, R Hume – retired 31 October 2014
Company Secretary: TJ Gwebu
Sponsor: One Capital

FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS OR RIAAN DAVEL AT:

Tel:(+27) (0) 11 470 2600
Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com

Off Crownwood Road, Crown Mines 2092
PO Box 390, Maraisburg, 1700, South Africa